Exhibit 99.1

Cellebrite Announces First Quarter 2022 Results

ARR of $201 million, up 33% year-over-year

First Quarter revenue of $62.4 million, up 17% year-over-year

Reiterates 2022 outlook for 34-42% ARR growth and 16-22% revenue growth

PETAH TIKVA, ISRAEL, and TYSONS CORNER, VA, May 12, 2022 – Cellebrite (NASDAQ: CLBT), a global leader in Digital Intelligence (“DI”) solutions for the public and private sectors, today announced financial results for the three months ended March 31, 2022.

“We are excited to report a strong start to the year, delivering robust ARR and revenue growth, and we continue to expect to meet our full year targets,” said Yossi Carmil, Cellebrite’s CEO. “The business environment remains favorable, with the ever-growing challenges of investigations driving a willingness to invest in Digital Intelligence solutions. Against this backdrop, we are committed to delivering our customers the most comprehensive, end-to-end suite of solutions that modernizes their digital investigation workflow. The market potential for such a suite of solutions is vast, and we believe that we have only scratched the surface of Cellebrite’s growth opportunities. We remain focused on continuously executing on our plan and expanding the crucial role we play in safeguarding the public’s safety around the world.”

First Quarter Financial Highlights

●	Revenue of $62.4 million, up 17% year-over-year, of which subscription revenue was $48.2 million, up 19% year-over-year

●	Annual Recurring Revenue (ARR) of $201 million, up 33% year-over-year

●	Recurring revenue dollar-based net retention rate of 128%

●	GAAP gross profit and gross margin of $51.4 million and 82.4%, respectively

●	GAAP net income of $55.4 million; Non-GAAP net income of $1.4 million

●	GAAP Diluted EPS of $0.27; Non-GAAP Diluted EPS of $0.01

●	Adjusted EBITDA and Adjusted EBITDA margin of $4.1 million and 7%, respectively

First Quarter and Recent Digital Intelligence Highlights

●	Closed 18 deals above $500,000.

●	Introduced SaaS-based version of Cellebrite Premium, an industry leading advanced access solution, providing unlock and extraction capabilities for most iOS and Android devices. As a cloud-based flexible license, this new release is expected to enable law enforcement agencies of all sizes to benefit from Cellebrite’s cutting-edge technology.

●	Recognized as a leader in the inaugural IDC MarketScape: Worldwide Digital Forensics in Public Safety assessment. This is a key part of the Company’s overall Digital Intelligence offering, and Cellebrite was praised for its cutting-edge solutions paired with end-to-end investigative workflow innovation.

●	Entered a partnership with Chainalysis, a leading blockchain data platform, to enrich investigations with information about transactions or networks related to cryptocurrency, and bolster Cellebrite’s streamlined, end-to-end investigative solution.

Supplemental financial information can be found on the Investor Relations section of our website at https://investors.cellebrite.com/financial-information/quarterly-results.

Financial Outlook

“We are pleased that we started the year on a positive note, and we reiterate our robust outlook for 2022,” said Dana Gerner, Chief Financial Officer of Cellebrite.

●	Full year 2022 revenue is expected to be between $285 and $300 million, representing 16-22% year on year growth.

●	December 2022 ARR is expected to be between $250 and $265 million, representing 34-42% year on year growth.

●	Full year 2022 Adjusted EBITDA is expected to be between $39.0 and $44.0 million, representing a 13-15% margin.

“The first quarter results were in line with our expectations and with the typical seasonality of our business. Our revenue is normally higher in the second half of the year than in the first half and with the operating leverage in our model, profitability also expands in the second half,” Gerner concluded.

Conference Call Information

Today, May 12, 2022, Cellebrite will host a conference call and webcast to discuss the Company’s financial results for the first quarter 2022. The call details are below:

Title:	Cellebrite Q1 22 Earnings
Date:	May 12, 2022
Time:	08:30 Eastern Time
US (toll free):	+1 (877) 870-9135
International:	+1 (646) 741-3167
Conference ID:	7139368

Webcast: https://edge.media-server.com/mmc/p/4hhxxjgd

Participants dialing in are advised to join the call approximately 15 minutes before the start time. The webcast will remain available and accessible after the call at: https://investors.cellebrite.com/events-presentations.

Investor Conferences Schedule:

Cellebrite management is scheduled to participate in the following events:

●	Needham Tech & Media Conference - May 17th & 18th, 2022

●	Oppenheimer Annual Israeli Conference - May 22nd, 2022

●	J.P. Morgan 50th Annual Global Technology, Media and Communications Conference - May 24th, 2022

●	Cowen 50th Annual TMT Conference - June 1st, 2022

●	William Blair Annual Growth Stock Conference - June 6th & 7th, 2022

●	BofA Securities 2022 Global Technology Conference - June 8th, 2022

Public webcasts for some of these events will be accessible at: https://investors.cellebrite.com/events-presentations

Non-GAAP Financial Information and Key Performance Indicators

This press release includes non-GAAP financial measures. Cellebrite believes that the use of non-GAAP net income, non-GAAP operating income and Adjusted EBITDA is helpful to investors. These measures, which the Company refers to as our non-GAAP financial measures, are not prepared in accordance with GAAP.

The Company believes that the non-GAAP financial measures provide a more meaningful comparison of its operational performance from period to period and offers investors and management greater visibility to the underlying performance of its business. Mainly:

●	Share-based compensation expenses utilize varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expenses;

●	Acquired intangible assets are valued at the time of acquisition and are amortized over an estimated useful life after the acquisition, and acquisition-related expenses are unrelated to current operations and neither are comparable to the prior period nor predictive of future results;

●	To the extent that the above adjustments have an effect on tax (income) expense, such an effect is excluded in the non-GAAP adjustment to net income;

●	Tax (income) expense, and depreciation and amortization expense vary for many reasons that are often unrelated to our underlying performance and make period-to-period comparisons more challenging; and

●	Financial instruments are remeasured according to GAAP and vary for many reasons that are often unrelated to the company’s current operations and affect financial income.

Each of our non-GAAP financial measures is an important tool for financial and operational decision making and for evaluating our own operating results over different periods of time. The non-GAAP financial measures do not represent our financial performance under U.S. GAAP and should not be considered as alternatives to operating income or net income or any other performance measures derived in accordance with GAAP. Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with GAAP, and exclude expenses that may have a material impact on our reported financial results. Further, share-based compensation expense has been, and will continue to be for the foreseeable future, significant recurring expenses in our business and an important part of the compensation provided to our employees. In addition, the amortization of intangible assets is expected recurring expense over the estimated useful life of the underlying intangible asset and acquisition-related expenses will be incurred to the extent acquisitions are made in the future. Furthermore, foreign exchange rates may fluctuate from one period to another, and the Company does not estimate movements in foreign currencies.

Annual recurring revenue (“ARR”) is defined as the annualized value of active term-based subscription license contracts and maintenance contracts related to perpetual licenses in effect at the end of that period. Term-based license contracts and maintenance contracts for perpetual licenses are annualized by multiplying the revenue of the last month of the period by 12. The annualized value of contracts is a legal and contractual determination made by assessing the contractual terms with our customers. The annualized value of maintenance contracts is not determined by reference to historical revenue, deferred revenue or any other GAAP financial measure over any period. ARR is not a forecast of future revenues, which can be impacted by contract start and end dates and renewal rates.

Dollar-based net retention rate (“NRR”) is calculated by dividing customer recurring revenue by base revenue. We define base revenue as recurring revenue we recognized from all customers with a valid license at the last quarter of the previous year period, during the four quarters ended one year prior to the date of measurement. We define our customer revenue as the recurring revenue we recognized during the four quarters ended on the date of measurement from the same customer base included in our measure of base revenue, including recurring revenue resulting from additional sales to those customers.

About Cellebrite

Cellebrite’s (NASDAQ: CLBT) mission is to enable its customers to protect and save lives, accelerate justice, and preserve privacy in communities around the world. We are a global leader in Digital Intelligence solutions for the public and private sectors, empowering organizations in mastering the complexities of legally sanctioned digital investigations by streamlining intelligence processes. Trusted by thousands of leading agencies and companies worldwide, Cellebrite’s Digital Intelligence platform and solutions transform how customers collect, review, analyze and manage data in legally sanctioned investigations. To learn more, visit us at www.cellebrite.com and https://investors.cellebrite.com.

Caution About Forward-Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the business of Cellebrite are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: if we do not continue to develop technologically advanced solutions and successfully integrate with the software solutions used by our customers, our future revenue and operating results may be negatively affected; we are materially dependent on acceptance of our solutions by law enforcement markets and government agencies, both domestic and international. If law enforcement and other government agencies do not continue to purchase, accept and use our solutions, our revenue will be adversely affected; real or perceived errors, failures, defects or bugs in our DI solutions could adversely affect our results of operations, growth prospects and reputation; a failure to maintain sales and marketing personnel productivity or hire, integrate and retain additional sales and marketing personnel could adversely affect our results of operations and growth prospects; the global COVID-19 pandemic could negatively impact our business, installations, trainings, and general operations; current and future competitors could have a significant impact on our ability to generate future revenue and profits; we face intense competition and could face pricing pressure from, and lose market share to, our competitors, which would adversely affect our business, financial condition, and results of operations; if our solutions are inadvertently or deliberately misused by customers, such customers may achieve sub-optimal results, which could lead to the perception that our solutions are low-quality; our reputation and brand are important to our success, and we may not be able to maintain and enhance our reputation and brand, which would adversely affect our business, financial condition, and results of operations; the estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all; changes to our packaging and licensing models could adversely affect our ability to attract or retain customers; if we fail to manage future growth effectively, our business could be harmed; our future growth depends in part on our ability to introduce new solutions and add-ons and our failure to do so may harm business and operating results; issues in the use of artificial intelligence (“AI”) (including machine learning) in our platform may result in reputational harm or liability; we may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all; higher costs or unavailability of materials used to create hardware could adversely affect our financial results; fluctuations in foreign currency exchange rates could materially affect our financial results; the sales cycle for some of our solutions can be lengthy; if we are unable to retain qualified personnel and senior management and hire and retain additional qualified personnel, our business could suffer; the security of our operations and the integrity of our software solutions are critical to our operations and to maintaining the trust and confidence of our customers; our sales to government customers expose us to business volatility and risks, including government budgeting cycles and appropriations, early termination, audits, investigations, sanctions and penalties; evolving government procurement policies and increased emphasis on cost over performance could adversely affect our business; changes in civil forfeiture laws may affect our customers’ ability to purchase our solutions; failure to adequately obtain, maintain, protect and enforce our intellectual property and other proprietary rights could adversely affect our business; some of our software and systems contain open source software, which may pose particular risks to our proprietary software and information technology systems; other companies may claim that we infringe their intellectual property, which could materially increase costs and materially harm our ability to generate future revenue and profits; certain of our solutions may be perceived as, or determined by the courts to be, a violation of privacy rights and related laws. Any such perception or determination could adversely affect our revenue and results of operations; some of our solutions may be used by customers in a way that is, or that is perceived to be, incompatible with human rights. Any such perception could adversely affect our reputation, revenue and results of operations; we occasionally have limited access to third party data, and if our security measures are breached and unauthorized access to this data is obtained, our systems, data centers and our solutions may be perceived as not being secure, customers may curtail or stop using our service and we may incur significant legal and financial exposure and liabilities; our business is subject to complex and evolving U.S. and non-U.S. laws and regulations regarding privacy, data protection and security, technology protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or otherwise harm our business; we may in the future become involved in legal, regulatory, or administrative inquiries and proceedings, and unfavorable outcomes in litigation or other of these matters could negatively impact our business, financial conditions, and results of operations; we are subject to Israeli encryption laws and governmental trade controls, including export and regulations, and any non-compliance with these laws could negatively impact our operating results; a variety of new and existing laws and/or interpretations could materially and adversely affect our business; failure to comply with laws, regulations, or contractual provisions applicable to our business could cause us to lose government customers or our ability to contract with the U.S. and other governments; Conditions in Israel could materially and adversely affect our business; it may be difficult to enforce a U.S. judgment against us, our officers and directors or the experts named in this prospectus in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors or experts; we are subject to anti-corruption, anti-bribery, and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines, harm and reputation, and adversely affect our business, financial condition, results of operations, and growth prospects; and other factors, risks and uncertainties set forth in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Annual Report on form 20-F filed with the SEC on March 29, 2022 , as amended on April 14, 2022 and in other documents filed by Cellebrite with the U.S. Securities and Exchange Commission (“SEC”), which are available free of charge at www.sec.gov. Further information on potential risks that could affect actual results will be included in the subsequent filings that Cellebrite makes with the SEC from time to time. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, in this communication or elsewhere. Cellebrite undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Contacts:

Investors
Anat Earon-Heilborn
VP Investor Relations | Cellebrite DI Ltd.
+972 73 394 8440
investors@cellebrite.com

Media
Renee Soto
+1 212-433-4606
cellebrite@reevemark.com

Cellebrite DI Ltd.

First Quarter 2022 Results Summary

(U.S. Dollars in thousands)

	For the three months ended
	March 31,
	2022	2021

Revenue	62,385	53,283
Gross profit	51,402	45,084
Gross margin	82.4%	84.6%
Operating (loss) income	(1,946)	4,387
Operating margin	-3.1%	8.2%
Cash flow from operations	(10,537)	(124)

Non-GAAP Financial Data:
Operating income	2,634	10,195
Operating margin	4.2%	19.1%
Adjusted EBITDA	4,082	11,289
Adjusted EBITDA margin	6.5%	21.2%

(1)	For a reconciliation of operating income to (loss) non-GAAP operating income and net income to adjusted EBITDA, see the table at the end of this press release titled “Reconciliation of GAAP to Non-GAAP Financial Information.”

Cellebrite DI Ltd.

Condensed Consolidated Balance Sheets

(U.S. Dollars in thousands)

	March 31,	December 31,
	2022	2021
	Unaudited	Audited
Assets

Current assets
Cash and cash equivalents	$125,719	$145,973
Marketable securities	22,735	-
Short-term deposits	17,473	35,592
Trade receivables (net of allowance for doubtful accounts of $1,280 and $1,040 as of March 31, 2022 and December 31, 2021, respectively)	60,297	67,505
Prepaid expenses and other current assets	11,596	12,818
Contract acquisition costs	4,456	4,813
Inventories	7,858	6,511
Total current assets	250,134	273,212

Non-current assets
Other non-current assets	1,990	1,958
Marketable securities	6,475	-
Deferred tax assets, net	10,881	9,800
Property and equipment, net	17,752	16,756
Intangible assets, net	10,564	11,228
Goodwill	26,829	26,829
Total non-current assets	74,491	66,571

Total assets	$324,625	$339,783

Liabilities and shareholders’ deficiency

Current Liabilities
Trade payables	$9,288	$9,546
Other accounts payable and accrued expenses	43,483	54,044
Deferred revenues	117,785	122,983
Total current liabilities	170,556	186,573

Long-term liabilities
Liability for employees’ severance benefits	369	375
Other long term liabilities	6,508	9,162
Deferred revenues	35,167	36,426
Restricted Sponsor Shares liability	31,206	44,712
Price Adjustment Shares liability	53,645	79,404
Derivative warrant liabilities	39,395	56,478
Total long-term liabilities	166,290	226,557

Total liabilities	$336,846	$413,130

Shareholders’ deficiency
Share capital	*-	*-
Additional paid-in capital	(146,587)	(153,072)
Treasury stock, NIS 0.00001 par value; 41,776 ordinary shares	(85)	(85)
Accumulated other comprehensive income	575	1,372
Retained earnings	133,876	78,438
Total shareholders’ deficiency	(12,221)	(73,347)

Total liabilities and shareholders’ deficiency	$324,625	$339,783

*	Less than US$ 1.

Cellebrite DI Ltd.

Condensed Consolidated Statements of Income

(U.S. Dollars in thousands, except share and per share data)

	For the three months ended
	March 31,
	2022	2021
	Unaudited	Unaudited

Revenue:
Subscription services	$36,361	$28,974
Term-license	11,824	11,547
Total subscription	48,185	40,521
Perpetual license and other	5,972	7,743
Professional services	8,228	5,019
Total revenue	62,385	53,283

Cost of revenue:
Subscription services	3,768	2,482
Term-license	250	357
Total subscription	4,018	2,839
Perpetual license and other	2,207	1,060
Professional services	4,758	4,300
Total cost of revenue	10,983	8,199

Gross profit	51,402	45,084

Operating expenses:
Research and development	19,576	14,893
Sales and marketing	23,259	16,518
General and administrative	10,513	9,286
Total operating expenses	53,348	40,697

Operating (loss) income	(1,946)	4,387
Financial income, net	56,400	366
Income before tax (income) expense	54,454	4,753
Tax (income) expense	(984)	1,163
Net income	$55,438	$3,590

Earnings per share:
Basic	$0.29	$(0.001)
Diluted	$0.27	$(0.001)

Weighted average shares outstanding:
Basic	180,545,126	130,077,090
Diluted	196,142,739	130,077,090

Other comprehensive income :
Unrealized loss on hedging transactions	(1,150)	(1,386)
Unrealized loss on Marketable securities	(49)	-
Currency translation adjustments	402	462
Total other comprehensive loss , net of tax	(797)	(924)
Total other comprehensive income	$54,641	$2,666

Cellebrite DI Ltd.

Condensed Consolidated Statements of Cash Flow

(U.S. Dollars in thousands)

	For the three months ended
	March 31,
	2022	2021
	Unaudited	Unaudited

Cash flow from operating activities:

Net income	$55,438	$3,590
Adjustments to reconcile net income to net cash provided by operating activities:
Employees’ stock option compensation and RSU’s	2,858	1,699
Amortization of premium and discount and accrued interest on marketable securities	17	-
Depreciation and amortization	2,112	1,482
Interest income from short term deposits	(62)	(342)*)
Deferred income taxes	(924)	(703)
Remeasurement of derivative warrants	(17,083)	-
Remeasurement of Restricted Sponsor Shares and Price Adjustment Shares liabilities	(39,265)	-
Decrease in liability for severance benefits, net	(6)	(10)
Decrease in trade receivables	7,015	6,237
(Decrease) increase in deferred revenue	(5,916)	1,248
Increase in other non-current assets	(33)	(1,749)
Decrease (Increase) in prepaid expenses and other current assets	750	(2,009)
Increase in inventories	(1,347)	(138)
Decrease in trade payables	(352)	(59)
Decrease in other accounts payable and accrued expenses	(11,085)	(9,523)
(Decrease) increase in other long-term liabilities	(2,654)	153
Net cash used in operating activities	(10,537)	(124)

Cash flows from investing activities:

Purchases of property and equipment	(2,305)	(1,308)
Investment in marketable securities	(29,276)	-
Short term deposits, net	18,181	7,849 *)
Net cash (used in) provided by investing activities	(13,400)	6,541

Cash flows from financing activities:

Exercise of options to shares	3,627	-
Net cash provided by financing activities	3,627	-

Net (decrease) increase in cash and cash equivalents	(20,310)	6,417
Net effect of Currency Translation on cash and cash equivalents	56	(298)
Cash and cash equivalents at beginning of period	145,973	133,846
Cash and cash equivalents at end of period	$125,719	$139,965

Supplemental cash flow information:
Income taxes paid	1,287	3,407
Non-cash activities
Purchase of property and equipment	133	165

*)	Reclassification

Cellebrite DI Ltd.

Reconciliation of GAAP to Non-GAAP Financial Information

(U.S. Dollars in thousands, except share and per share data)

	For the three months ended
	March 31,
	2022	2021
	Unaudited	Unaudited

Operating (loss) income	$(1,946)	$4,387
Share based compensation	2,858	1,699
Amortization of intangible assets	664	388
Acquisition related costs	1,058	3,721
Non-GAAP operating income	$2,634	$10,195

	For the three months ended
	March 31,
	2022	2021
	Unaudited	Unaudited

Net income	55,438	$3,590
One time tax income	(1,825)	-
Share based compensation	2,858	1,699
Amortization of intangible assets	664	388
Acquisition related costs	1,058	3,721
Tax income	(425)	(804)
Finance income	(56,348)	-
Non-GAAP net income	$1,420	$8,594

Non-GAAP Earnings per share:
Basic	$0.01	$0.07
Diluted	$0.01	$0.07

Weighted average shares outstanding:
Basic	180,545,126	130,077,090
Diluted	196,142,739	130,077,090

	For the three months ended
	March 31,
	2022	2021
	Unaudited	Unaudited

Net income	$55,438	$3,590
Financial income, net	(56,400)	(366)
Tax (income) expense	(984)	1,163
Share based compensation	2,858	1,699
Amortization of intangible assets	664	388
Acquisition related costs	1,058	3,721
Depreciation expenses	1,448	1,094
Adjusted EBITDA	$4,082	$11,289